

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 28, 2022

Adam Gerchen
Chief Executive Officer
L&F Acquisition Corp.
150 North Riverside Plaza, Suite 5200
Chicago, IL 60606

> **Re: L&F Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed June 16, 2022**
> **File No. 333-262570**

Dear Mr. Gerchen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-4 filed June 16, 2022

Unaudited Pro Forma Condensed Combined Financial Information
Scenario 1, page 228

1. The pro forma number of weighted average shares presented on the interim and annual pro forma statements of operations does not agree to the amount presented in the referenced note 6(G). Please advise or revise.

2. Please disclose the basis for each effective tax rate presented in note 7(a) and how these rates correlate with the respective amounts of the adjustments and pro forma income tax expense reported in each pro forma statement of operations.

3. There is a note 7(b) for the income taxes line on page 233 but it is not defined in note 7 on

page 245. Also, note 7 refers to (d) but this does not appear in any of the statements for scenario 1. Further, there is no detail regarding the basis for the amount represented by note 7(c). Please revise as appropriate, and include the basis/detail for any amounts presented.

Scenario 2, page 246

4.   Regarding note 5(aa) that starts on page 257, the fourth solid bullet under the note (which is the third one on page 258) references amounts in notes 7(c) and 7(d), but these amounts do not appear in those notes. Please advise or clarify your disclosure.

5.   Please disclose the basis for each effective tax rate presented in note 7(a) on page 265 and how these rates correlate with the respective amounts of the adjustments and pro forma income tax expense reported in each pro forma statement of operations. Additionally, provide detail regarding the basis for the amounts represented by notes 7(b), (c) and (d).

6.   The income tax benefit amount on the pro forma statement of operations for the interim period does not agree with the amount for this period in note 7(a). Also, the deferred tax liability amount on the pro forma balance sheet does not agree with the amount in note 7(a). Please advise or revise.

7.   The amounts in notes 7(e) and (f) do not appear to correlate to the amounts in the noted references therein. Please advise or revise.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ZeroFox
Liquidity and Capital Resources
Cash Flows
Operating Activities, page 317

8.   You disclose net cash used in operating activities in each period presented. Please discuss the operational reasons for the condition and explain how you intend to meet your cash requirements and maintain operations. In particular, discuss how you expect to satisfy your material cash requirements associated with repayment of debt and obligations associated with non-cancelable contracts for the purchase of goods and third-party services and operating leases through cash from operations as disclosed on page 318 while you have negative operating cash. Also address whether cash used in operating activities is a known trend and provide related disclosures. Refer to Item 303 of Regulation S-K and Release Nos. 33-6835 and 33-8350 for guidance.

General

9.   On page 27 you state that L&F, ZeroFox and IDX are not aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. In that regard, with a view toward disclosure, please tell us whether your

sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

 You may contact Blaise Rhodes at 202-551-3774 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tamar Donikyan